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                                                       SEC File Number: 0-9539
                                                       CUSIP Number: 812207 20 7

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended:  September 30, 1995
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                          SEARCH CAPITAL GROUP, INC.
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FULL NAME OF REGISTRANT

                                     N/A
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FORMER NAME IF APPLICABLE


           700 NORTH PEARL - SUITE 400 / NORTH TOWER, LOCK BOX 401
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                             DALLAS, TEXAS  75201
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



The Registrant has been working diligently in attempting to meet the prescribed due date of December 29, 1995 for filing its Annual Report on Form 10-K but has been unable to finalize it due to delays caused by personnel shortages and priority matters relating to the bankruptcy proceedings of its subsidiaries.
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                                                (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert Idzi                             (214)           965-6000
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          SEARCH CAPITAL GROUP, INC.
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                 (Name of registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 22, 1995                  By: Search Capital Group, Inc.
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                                             General Partner


                                            By: /s/ ROBERT D. IDZI
                                               --------------------------------
                                            Name:  Robert D. Idzi
                                                 ------------------------------
                                            Title: Senior V.P. &
                                                     Chief Financial Officer
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                          ATTACHMENT TO FORM 12b-25
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        PART IV(3)

        The Registrant had a net change in results from operations from a net loss of $26,190,000 for the year ended September 30, 1994 to a net loss of approximately $20,134,000 for the year ended September 30, 1995, which resulted in an increase of approximately $6,056,000. The Registrant had no other material changes between periods.